COHEN & STEERS GLOBAL INFRASTRUCTURE FUND, INC.

280 Park Avenue, 10th Floor

New York, New York 10017

April 28, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Keith A. O’Connell, Esq.

Re:	Cohen & Steers Global Infrastructure Fund, Inc. (File Nos. 333-111981; 811-21488)

Ladies and Gentlemen:

On behalf of Cohen & Steers Global Infrastructure Fund, Inc. (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, is Post-Effective Amendment No. 9 (“Amendment No. 9”) to the Fund’s Registration Statement (each a “Registration Statement”) on Form N-1A filed with the Securities and Exchange Commission (the “Commission”).

Amendment No. 9 is marked to show changes made in response to comments of the Commission’s staff (the “Staff”) on Post-Effective Amendment No. 8 to the Registration Statement filed on February 26, 2010 that were provided to the undersigned by Keith A. O’Connell of the Staff via telephone on April 12, 2010. For the convenience of the Staff, written comments have been restated below in their entirety. The Fund’s response follows each comment. References in the responses to a Fund’s prospectus or statement of additional information (the “SAI”) are to those filed as part of Amendment No. 9. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 9.

PROSPECTUSES

Summary Prospectus Legend

1.	Staff Comment: Does the Fund intend to satisfy its prospectus delivery obligations by providing a summary prospectus to investors? If so, please include on the front cover page the legend required by Rule 498(b) under the Securities Act.

Response: The Fund intends to deliver a summary prospectus, and will include on such summary prospectus the legend required by Rule 498(b).

Summary Section—Fund Fees and Expenses

2.	Staff Comment: With respect to the Class A Shares, Class B Shares and Class C Shares prospectus only, in the “Shareholder Fees” table, please revise the entry for maximum deferred sales charge (load) for Class B shares to reflect only the deferred sales charge applicable during the first year after purchase. A description of the reduction in the deferred sales charge over time may be included in a footnote to the table, in accordance with Instruction 2(a)(i) to Item 3 of Form N-1A.

Response: The requested revision has been made.

3.	Staff Comment: With respect to the Class A Shares, Class B Shares and Class C Shares prospectus only, please explain the reason for the language “when purchased at net asset value by certain investors” included in the parenthetical to the “Redemption Fee” line of the “Shareholder Fees” table.

Response: The language is intended to explain that the 2.00% redemption fee for Class A Shares applies only to those investors that were eligible to purchase Class A Shares without an initial sales charge (“NAV Shares”) and that redeem NAV Shares within 60 days of purchase.

4.	Staff Comment: In the footnote to the “Fee Waiver/Expense Reimbursement” line to the “Annual Fund Operating Expenses” table, describe who can terminate the fee waiver/expense reimbursement agreement and under what circumstances.

Response: The requested revision has been made.

5.	Staff Comment: Please confirm that the Fund’s “Other Expenses” in the “Annual Fund Operating Expenses” table do not include the amounts reflected in the “Service Fee” line of the table

Response: The Fund’s “Other Expenses” do not include the amounts listed under “Service Fee.”

6.	Staff Comment: Please confirm whether the Fund’s fee waiver/expense reimbursement agreement with the Advisor excludes any types of expenses, and whether the agreement allows the Advisor to recoup waived or reimbursed amounts.

Response: The fee waiver/expense reimbursement agreement does not exclude any types of expenses, and does not allow for recoupment.

7.	Staff Comment: Please confirm whether expenses incurred in connection with the Fund’s investments in other registered investment companies (“Acquired Fund Fees and Expenses”) are required to be disclosed in the Prospectus.

Response: The Fund’s Acquired Fund Fees and Expenses did not exceed 0.01% of the Fund’s average net assets and, accordingly, do not have to be disclosed in the Prospectus.

8.	Staff Comment: Please confirm that the Fund’s fee waiver/reimbursement agreement with the Fund is only reflected in the “1 Year” amounts in the “Example” table.

Response: The fee waiver/reimbursement agreement is only reflected in the “1 Year” example.

Summary Section—Principal Risks

9.	Staff Comment: In the discussion of the “Risks of Investment in Lower-Rated Securities,” please state that such securities are commonly known as “high-yield bonds” or “junk bonds.”

Response: The requested revision has been made, and similar disclosure has also been added in the “Summary Section—Principal Investment Strategies” and “Investment Objective, Principal Investment Strategies and Related Risks.”

Summary Section—Fund Performance

10.	Staff Comment: Please delete the description of the UBS Global 50/50 Infrastructure & Utilities Index in the footnote to the “Average Annual Total Returns” table (Form N-1A only requires descriptions for secondary benchmarks).

Response: The requested revision has been made.

11.	Staff Comment: Please delete the statement that “[p]erformance figures include reinvestment of income dividends and, for the Fund only, capital gains distributions” in the footnote to the “Average Annual Total Returns” table.

Response: The requested revision has been made.

Summary Section—Purchase and Sale of Fund Shares

12.	Staff Comment: Language in the first paragraph of this section states that the Fund is free to reject any purchase order, and reserves the right to waive or change its minimum investment requirements. Please move this disclosure to a section of the Prospectus located after Item 8 of Form N-1A.

Response: The disclosure has been moved and is now located under “How to Purchase and Sell Fund Shares.”

Investment Objective, Principal Investment Strategies and Related Risks—Principal Investment Strategies

13.	Staff Comment: Please delete the cross-reference to the SAI in the “Principal Investment Strategies” section of the Prospectus.

Response: The requested revision has been made.

Additional Information—Other Compensation

14.	Staff Comment: Please delete the cross-reference to the SAI in the “Other Compensation” section of the Prospectus

Response: The requested revision has been made.

STATEMENT OF ADDITIONAL INFORMATION

15.	Staff Comment: Please confirm that the SAI will comply with the enhanced governance and risk oversight disclosure requirements of Form N-1A.

Response: Revisions have been made to the SAI in order to address the new governance and risk oversight disclosure requirements.

GENERAL

16.	Staff Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The requested letter from the Fund is filed with this letter.

* * * * * * * *

We hope the Staff finds this letter and the revisions in Amendment No. 9 are responsive to the Staff’s comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.796.9361.

Very truly yours,

/s/ Tina M. Payne
Tina M. Payne

COHEN & STEERS GLOBAL INFRASTRUCTURE FUND, INC.

280 Park Avenue, 10th Floor

New York, New York 10017

April 28, 2010

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Keith A. O’Connell, Esq.

Re:	Cohen & Steers Global Infrastructure Fund, Inc. (File Nos. 333-111981; 811-21488)

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned Fund acknowledges the following:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COHEN & STEERS GLOBAL INFRASTRUCTURE FUND, INC.

By:	/s/ Tina M. Payne
Tina M. Payne
Assistant Secretary